EXHIBIT 11
PROFESSIONAL VETERINARY PRODUCTS, LTD.
Statement re Computation of Per Share Earnings
(in thousands, except per share data)
The following table sets forth the computation of basic earnings per share:

						Nine
						Months
	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Ended
	July 31,	July 31,	July 31,	July 31,	July 31,	April 30,
	2000	2001	2002	2003	2004	2005
	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)

Numerator:
Net income	$547	$387	$1,109	$3,214	$2,978	$2,967

Denominator:
Weighted average common shares outstanding	1,271	1,447	1,546	1,733	1,197	1,245

Earnings per common share	$430.55	$267.58	$717.14	$1,854.47	$2,487.77	$2,383.46